Filed by: Anthem, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.

Commission File Number for Related Registration Statement: 333-110830

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the proposed transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.

Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to the Anthem’s and WellPoint’s Annual Report on Form 10-K for the year ended December 31, 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem has filed on November 26, 2003 a preliminary registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem’s proposed merger with WellPoint. Anthem will file a final registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation. Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for WellPoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

The following documents have been made available by Anthem to its employees:

TO:	All Associates

FROM:	Larry C. Glasscock, Chairman, President and CEO

DATE:	April 1, 2004

RE:	Introducing our new merger transition-planning publication

I am very excited to introduce a new publication designed to keep you informed about the planned merger of Anthem and WellPoint and related transition-planning activities. This new publication, called The Transition Planner, will be the primary way we communicate with you during the planning process.

As you know, mergers create both excitement and questions. While we are excited about our future together, I also understand that you may have questions or concerns about what this transaction will mean to you and your work. So we’ll use The Transition Planner to update you on developments as quickly as possible.

A link to the first edition of The Transition Planner is included below. Subsequent editions will be e-mailed to you once a month throughout the merger process, provided there is new and valuable information to share. And because our goal is to keep you up-to-date on the progress of transition-planning, we’ll also publish special editions when warranted.

Of course, effective communication is a two-way proposition, and we want to know what questions you have. This first edition of The Transition Planner includes frequently asked questions (FAQs) we’ve received since our announcement and a chance to submit additional questions not answered by the FAQs.

As we move through the merger process in the months ahead, I hope you’ll find The Transition Planner a valuable resource. As always, though, we must keep focused on serving our customers and achieving our goals, as they remain our top priorities.

Please click on the link below to view the first edition of The Transition Planner:

http://www.corp.anthem.com/anthem-wellpoint/anthem-wellpoint3/newsletters_vol01_issue01.shtml

WELCOME TO THE TRANSITION PLANNER!

The Transition Planner is a new publication designed to keep you up-to-speed on the planned Anthem-WellPoint merger. The publication will be an important source for news and information as we proceed through the transition-planning process and on through the close of the transaction scheduled for mid-year.

The planned merger will provide new and exciting opportunities, including the creation of an even more extraordinary company. Transition planning and communications will be key to this process, and both companies have a real commitment to keeping all associates informed as quickly as possible.

“I am very excited about communicating with our associates about the upcoming Anthem-WellPoint merger,” said Larry Glasscock, Anthem’s chairman, president and CEO. “The Transition Planner will be a key tool as we work to share new developments and milestones throughout the process.”

WellPoint Chairman and CEO Leonard Schaeffer added, “Associate communications are critical to a smooth and successful transition. Larry and I are committed to communicating openly and honestly with associates, and in a manner that is as timely as possible.”

New editions of The Transition Planner will be e-mailed to associates once a month, provided there is new and valuable information to share, and special editions will be published when warranted.

LEADERS HAIL OPPORTUNITIES, ACKNOWLEDGE RESPONSIBILITY AT KICKOFF

As Anthem and WellPoint prepare to merge, we have a significant opportunity to plan for a new company that will better serve its members and support its network providers. But successfully integrating our two companies will also present significant challenges.

Larry Glasscock and Leonard Schaeffer welcomed approximately 80 associates from both companies to a meeting in Denver to begin to address the challenges and opportunities our merger presents. The two-day meeting served as the kickoff for transition-planning teams and was designed to provide a chance to learn more about our new partners and the leaders of both organizations, as well as to begin developing plans to ensure a successful post-closing integration.

“The transition-planning process must be full, fair, fact-based and collaborative,” Larry told the associates assembled. “We have to make sure we put our individual interests aside and focus on how we create the best company in America,” he said. “It’s about teamwork, about creating something for the future that will be valued by our customers, shareholders and associates and the physicians and hospitals in our networks.”

Leonard stressed the importance of building for the future. “Both our companies are very good, but we have to ask: ‘What’s the best way for the future? What challenges are out there, and what’s the best way to be ready for them?’ Don’t look at what worked in the past and assume it’s going to be successful in the future,” he cautioned. “The world changes. We have to be a company that always changes.”

Both men spoke of the extraordinary responsibility planning the new company presents. “We have every responsibility … to the people who depend on us, the people whose health care we finance,” Leonard said. “We cannot let them down.”

27 Teams Tapped to Make It Happen

Numerous functional teams, with representatives from both companies, were represented at the kickoff meeting. In the weeks ahead, these teams will develop and present analyses and action plans to achieve targeted improvements in service and cost savings, and will be responsible for making recommendations to the merger’s Executive Steering Committee

(ESC). Although appropriate planning, assessment and communication will take place during the transition process, actual implementation will not occur until after the close of the transaction. The Transition Planner will be your source for information on strategies and decisions as they are approved for release during the planning process. In the meantime, let’s keep our focus where it needs to be for continued success: squarely on delivering the superior products and services that meet our customers’ needs and expectations.

EXECUTIVE STEERING COMMITTEE PROVIDING LEADERSHIP

The Executive Steering Committee (ESC) for the Anthem-WellPoint merger has been named and has held a series of preliminary meetings. These meetings served as the official start of the transition-planning process as committee members began discussing the framework for transition planning. Headed by Anthem Executive Vice President and Chief Financial Officer Mike Smith and WellPoint Executive Vice President, Integration Planning/Implementation and Chief Actuary Alice Rosenblatt, the ESC is leading the transition-planning process, working with executive management of both companies to determine strategy and oversight for the post-closing integration.

Joining Mike and Alice on the ESC are, from Anthem, Mark Boxer, senior vice president, chief strategy and business development officer; Randy Brown, senior vice president, human resources; Keith Faller, president, Anthem Midwest; and Jane Niederberger, senior vice president, chief information officer. Members from WellPoint include Dave Colby, executive vice president and chief financial officer; Dave Helwig, chief executive officer and president, Blue Cross of California; Ron Ponder, executive vice president and chief information officer; and Thomas Van Berkem, senior vice president, human resources.

The ESC is charged with leading a collaborative planning process that achieves transition goals as quickly and smoothly as possible following the close. Throughout the process, the focus will be on a fair and balanced review of alternative strategies as we work together to achieve consensus as to what is right for the new company. This involves overseeing the work of the multiple transition-planning teams. The ESC will also establish transition-planning timelines, deliverables, important dates and key goals.

PROGRESS MADE ON REGULATORY HURDLES

Prior to completing the merger, Anthem and WellPoint are required to file certain documents with the Securities and Exchange Commission (SEC) and the Department of Justice (DOJ), and must gain state regulatory approvals.

A Form S-4 registration statement was filed with the SEC in November. A part of this document, known as the proxy statement, will eventually be sent to the shareholders of both companies when they are asked to vote upon the merger. In December, the SEC indicated that they did not intend to review the Form S-4 and, therefore, the proxy statement may now be mailed to each company’s shareholders. WellPoint and Anthem currently expect to hold shareholder meetings sometime in the second quarter of 2004, and the proxy statement will be mailed to each company’s shareholders about 20 to 30 days before the meetings.

In January, a notification under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 was filed with the DOJ. Under the Hart-Scott-Rodino Act, the companies may not proceed with the merger until the required filing has been made and the DOJ has had 30 days to review the filing. On February 26, the DOJ granted so-called “early termination” to the 30-day period. No further filings are required with the DOJ.

The Blue Cross and Blue Shield Association board of directors voted unanimously on March 18 to grant approval of the transfer of WellPoint’s Blue licenses in connection with the merger.

Anthem and WellPoint representatives have been busy meeting with state regulators to answer questions, file appropriate forms and schedule hearings as part of the process to gain the necessary state approvals. Work continues toward concluding the state regulatory process.

ANSWERING YOUR QUESTIONS

Mergers like ours afford customers and associates exciting opportunities, but they also generate questions and —sometimes— concerns. As part of our overall communications effort, we are committed to helping you better understand the impact of the Anthem-WellPoint merger by answering as many of your questions as possible.

For a start, here are some common questions that have been received from associates since the announcement of the planned merger. We hope the answers will help clarify some of your questions as well. If not, you will have the opportunity to submit your own questions electronically in the next issue of The Transition Planner, or you can visit the frequently asked questions (FAQ) page on the merger Intranet site and submit your questions now.

FREQUENTLY ASKED QUESTIONS ABOUT THE ANTHEM-WELLPOINT MERGER

1. What will happen to..............................?

Many of the questions submitted involve the eventual impact the merger will have on our business. We are focused on securing the various approvals to close the transaction, so it is too early to know about what structural and operational changes might be made.

We will follow a very thorough transition-planning process for post-close implementation. As always, decisions will be made based on what is in the best interest of our customers. And, because we know mergers create a certain level of uncertainty among associates, we are committed to communicating as much information as possible and as soon as possible.

2. Why was the decision made to have Anthem assume the WellPoint name?

The WellPoint name is very well recognized and respected in the managed care industry and within the investor community, and WellPoint has been named FORTUNE magazine’s Most Admired Health Care Company for an unprecedented six years in a row. We’re confident that the WellPoint name will continue to bring goodwill and positive recognition in the marketplace.

3. What will the new stock ticker symbol be after the merger is completed?

At closing, Anthem, Inc. will change its name to WellPoint, Inc. If the New York Stock Exchange approves, WellPoint’s existing stock symbol, “WLP,” will be the stock ticker symbol for the combined company.

4. What will happen to associates’ non-exercised stock options after the merger?

The stock options held by Anthem associates will continue to exist as they do today.

5. What can you tell me about the California lawsuit filed by a WellPoint shareholder?

This suit was filed by a single shareholder seeking class-action status. WellPoint announced that it intends to vigorously defend against this suit. We will keep you informed of the status of the case as appropriate.

6. Will our benefits change with the merger? What can we expect?

For the time being, there is no change. Since we believe that it will take until mid-2004 for the merger to close, it is likely that you will see minimal changes related to the merger for calendar year 2004.

It will be important to look at the total benefits of both companies as we develop the right offerings for associates. Also, we will always keep an eye on external trends. Assessing the most effective way to move to a common reward platform over time will be a focus of one of the transition-planning teams. As is our standard practice, we will communicate to our associates as decisions are reached.

7. What is the communication plan for the merger?

Our communications plan actually began last October 27 with a cascaded announcement throughout both companies. Beginning with this issue, The Transition Planner and the Intranet site will now serve as the cornerstones of our internal communications about the planned merger.

We are committed to communicating with associates throughout the process. This commitment, as you know, begins with Larry Glasscock and Leonard Schaeffer. As with past affiliations, we will keep associates up-to-date on key developments and milestones along the way.

8. What is the status of the review and approval process by state regulators?

Generally, the companies must file what is called a Form A with the departments of insurance of the various states in which WellPoint has regulated subsidiaries. The Form A filings have been made and the companies are in the process of responding to additional requests made by the regulators. In certain states, hearings have either been held or will shortly be held. We are continuing to work toward the completion of the regulatory approval process and believe that the transaction will close by mid-year.

9. Do WellPoint and Anthem have a similar regional model, and how will the merger impact this?

Anthem and WellPoint each have an operating philosophy that provides for local management and decision-making responsibilities. This allows for more effective delivery of products and services to members and closer interaction with hospitals, doctors and other health professionals.

WellPoint’s operating structure includes BCBS of Georgia, BC of California, BCBS of Wisconsin, specialty business and a central region that includes UNICARE, HealthLink and BCBS of Missouri. Anthem’s model consists of specialty business and four regions: East (including Maine, New Hampshire and Connecticut); Southeast (Virginia); Midwest (Indiana, Ohio and Kentucky); and West (Colorado and Nevada).

Again, it is too soon to know what structural changes might be made after the close.

10. Besides the state regulators, what other approvals do we need before the merger can close?

The Blue Cross and Blue Shield Association board of directors voted unanimously on March 18 to grant approval of the transfer of WellPoint’s Blue licenses in connection with the merger. This was another major milestone in our progress toward closing the transaction. Both Anthem and WellPoint shareholders still need to approve the merger. We currently expect to secure those approvals in time to allow the transaction to be completed by mid-year.

The following legends are required by applicable regulations of the Securities and Exchange Commission.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the proposed transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to Anthem’s and WellPoint’s respective annual reports on Form 10-K for the year ended December 31, 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem has filed on November 26, 2003 a preliminary registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem’s proposed merger with WellPoint. Anthem will file a final registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation. Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for WellPoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

February 2004 Manager Meetings

Top Questions- Merger

1.	After the merger with WellPoint, will our stock trade as ATH or WLP? How will the trading price be determined?

Upon the completion of the merger, we expect Anthem’s common stock to trade under the symbol “WLP.”

According to the merger agreement, WellPoint shareholders will receive $23.80 plus one share of Anthem stock for each share of WellPoint stock. So, while we will trade under the “WLP” symbol, the new trading price will be based upon the former Anthem stock price.

2.	For the merger, how many states do we have to get approval from?

WellPoint has insurance company or HMO subsidiaries that are organized under the laws of California, Delaware, Georgia, Illinois, Missouri, Oklahoma, Puerto Rico, Texas, Virginia, West Virginia and Wisconsin. According to applicable insurance and HMO laws and regulations and before the merger may be consummated, the insurance commissioner and, where applicable, HMO regulators, in each of these jurisdictions must review and approve the “acquisition of control” of the insurance company or HMO subsidiary domiciled in its respective jurisdiction.

To obtain these reviews and approvals, Anthem and WellPoint have made appropriate filings and applications with these insurance and HMO regulators, as specified by the applicable insurance and HMO laws and regulations.

In addition to the filings with and approvals from these insurance and HMO regulators, pre-acquisition notifications of the merger under state insurance antitrust laws and regulations have been made in certain states in which insurance company or HMO subsidiaries of both Anthem and WellPoint operate.

3.	Can you provide a few examples of the operational synergies between Anthem and WellPoint?

Transition planning teams are in the process of developing detailed transition plans and synergy estimates pertaining to the Anthem/WellPoint merger. The operations transition team is one of 27 charted teams in this process and will cover areas such as claims processing, customer service, enrollment and billing, and recoveries.

Details of operational synergies for this specific transaction will not be finalized and communicated until the transition teamwork is complete. In lieu of specific examples pertaining to this transaction, here are some examples of operational synergies from our Trigon merger:

•	Improved use of Interactive Voice Response (IVR) technology in call centers

•	Use of PC-based intelligence and programs to resolve pended claims issues through the use of algorithms without human intervention

•	Leverage internally developed computer program capabilities to scrub paid claims data to identify payments made in error for recovery

•	Consolidation or elimination of external vendors used for claims recoveries

These are simply examples and may or may not be applicable in the Anthem/WellPoint merger. The scope of the Anthem/WellPoint merger covers a much larger base of business over a much more diverse geographical footprint and will likely result in more significant synergy opportunities.

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4.	Because of the merger, will AIP awards in 2005 for the 2004-year be affected in any way?

The 2004 AIP has been approved by the Compensation Committee of our Board and will be communicated in April. While the Anthem, Inc. targets may change as a result of the merger (corporate Earnings Per Share or operating gain), the target percents or other plan parameters will not change in 2004. At this point, there are no plans to eliminate the AIP beyond 2004 due to the merger with WellPoint but, like all elements of Anthem’s Total Rewards package, each plan will be reviewed annually to ensure its market competitiveness and value to the associate and company.

5.	Will associates holding shares as a result of being enrolled in the Employee Stock Purchase Plan (ESPP) see any changes as a result of the merger?

There will be no effect on associates already holding Anthem shares or currently participating in the Anthem ESPP. The only change they will experience is the name of those shares will change to “WellPoint” after the close. WellPoint shareholders, however, will have any shares they own prior to the merger close converted to Anthem shares. These Anthem shares will then be renamed “WellPoint.”

6.	What are the market share percentages for Anthem and WellPoint in the states where each company does business? And what is WellPoint’s market share in the Anthem states where it has unbranded business?

Anthem’s and WellPoint’s market share percentages—by state— are as follows:

There is little geographic overlap between the two companies, so it is not necessary to combine their market shares. In 2003, for example, WellPoint only had about 400,000 members in Anthem states.

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SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This document contains certain forward-looking information about Anthem, Inc. (“Anthem”), WellPoint Health Networks Inc. (“WellPoint”) and the combined company after completion of the proposed transactions that are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as “expect(s)”, “feel(s)”, “believe(s)”, “will”, “may”, “anticipate(s)” and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission (“SEC”) made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem’s merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem’s and WellPoint’s various SEC reports, including but not limited to Anthem’s and WellPoint’s respective annual reports on Form 10-K for the year ended December 31, 2003.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

Anthem has filed on November 26, 2003 a preliminary registration statement on Form S-4, including the preliminary joint proxy statement/prospectus constituting a part thereof, with the SEC in connection with Anthem’s proposed merger with WellPoint. Anthem will file a final registration statement, including a definitive joint proxy statement/prospectus constituting a part thereof, and other documents with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC’s web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

PARTICIPANTS IN SOLICITATION

Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem’s Current Report on Form 8-K, which was filed with the SEC on October 27, 2003, contains information regarding Anthem’s participants and their interests in the solicitation. Information concerning WellPoint’s participants is set forth in the proxy statement, dated March 31, 2003, for WellPoint’s 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem’s and WellPoint’s participants in the solicitation of proxies in respect of the proposed transaction is included in the registration statement and joint proxy statement/prospectus filed with the SEC.

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